EXHIBIT 8.2

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                            [Snodgrass Letterhead]







March 11, 1997

Board of Directors
First Federal Savings and Loan Association of Sistersville
726 Wells Street
Sistersville, WV 26175

      Re: West Virginia State Income Tax Opinion Relating to Conversion of the Savings Association from a Federally Chartered Mutual Savings and Loan Association to a Federally Chartered Stock Savings Bank and Simultaneous Acquisition of the Stock of the Stock Savings Bank by Holding Company

Members of the Board:

You have requested an opinion from this firm regarding the tax consequences under the laws of the State of West Virginia relating to the proposed conversion of First Federal Savings and Loan Association of Sistersville (the "Association") from a federally-chartered mutual savings and loan association to a federally-chartered capital stock savings bank (the "Stock Bank"), and simultaneous formation of a parent holding company (the "Holding Company") which will require all of the outstanding stock of Stock Bank.

You have previously received an opinion of counsel ("Federal Tax Opinion") stating that the conversion of the Association would not result in adverse federal income tax consequences to the Association, the Stock Bank, or its account holders under the Internal Revenue Code of 1986, as amended ("Code"). The Federal Tax Opinion holds that such a transaction qualifies as a tax-free reorganization under IRC Section 368(a)(1)(F). The Federal Tax Opinion is predicated upon Revenue Ruling 80-105, 1980-1 CB 78, which holds that a similar transaction qualified as a tax-free reorganization under IRC Section 368(a)(1)(F).

Based upon the facts and circumstances attendant to the conversion as detailed in the Plan of Conversion, adopted by the Association on December 5, 1996, ("Plan of Conversion"), and as described in the Federal Tax Opinion, and the provisions of the Code and Federal Tax Opinion rendered, it is our opinion that the Laws of the State of West Virginia will, for income tax purposes, treat the conversion transaction as detailed in the Plan of Conversion in an identical manner as it is treated by the Internal Revenue Service for income tax purposes, and


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Board of Directors
Page 2
March 11, 1997

that under such state law no adverse income tax consequences will be incurred by either the Association, the Stock Bank, or its account holders as a result of the implementation of the Plan of Conversion.

The opinion herein expressed specifically does not include, without limitation by the specification thereof, an opinion with respect to any franchise tax or capital stock taxes which might result from the implementation of the Plan of Conversion.

We hereby consent to the filing of this opinion as an exhibit to the Application for Conversion on Form AC ("Form AC") or similar filing of the Association filed with the Office of Thrift Supervision, and filing of this opinion as an exhibit to the Registration Statement of Form S-1 ("Form S-1") to be filed with the Securities and Exchange Commission, and to reference to our firm in the offering circular contained in the Form AC, Form S-1, and associated documents related to this opinion.

                                    Very truly yours,



                                    /s/ S.R. Snodgrass, A.C.

                                    S.R. SNODGRASS, A.C.
                                    Certified Public Accountants